

September 28, 2022

Jeffrey L. Tate
Executive Vice President and Chief Financial Officer
Leggett & Platt, Incorporated
No. 1 Leggett Road
Carthage, Missouri 64836

> **Re: Leggett & Platt, Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Response Dated September 7, 2022**
> **File No. 001-07845**

Dear Mr. Tate:

We have reviewed your September 7, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 25, 2022 letter.

Response Dated September 07, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

1. We note from your response to prior comment six that you did not experience any material physical effects or damage to your operations due to severe weather. As your response notes that the weather-related events you have experienced include flash floods, windstorms, tornadoes and a hailstorm, please explain how you considered providing disclosure regarding the potential for the significant physical effects of climate change to affect your operations and results.

Jeffrey L. Tate
Leggett & Platt, Incorporated
September 28, 2022
Page 2

Please contact Erin Donahue at 202-551-6063 or Ethan Horowitz at 202-551-3311 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing